UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly Held Corporation
Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75
NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002 and in addition to the material facts disclosed on August 11, 2020 and August 14, 2020, informs its shareholders, the market in general and other interested persons the following:

New Terms of the Transaction with STNE Participações S.A.

1.        On September 1, 2020, the Company, STNE Participações S.A. (“STNE” and, jointly with Linx, the “Companies”), and StoneCo Ltd. (“StoneCo”), among others, entered into an amendment (“Amendment”) to the Joint Venture and Other Covenants Agreement (“Joint Venture Agreement”) entered into on August 11, 2020, which covers the business combination between the Company and STNE (the “Stone Transaction”).

2.        The negotiation of the Amendment to the Joint Venture Agreement was conducted exclusively by the independent members of the Company’s Board of Directors, assisted by the Company’s financial advisors and by legal counsel specially hired to advise the independent members of the Board of Directors. The execution of the Amendment to the Joint Venture Agreement was approved by the independent members of Linx’s Board of Directors at a Board of Directors’ meeting held on this date, which also addressed suggestions presented by shareholders of the Company, with the abstention of votes by Linx’s founding shareholders.

3.        Pursuant to the abovementioned Amendment to the Joint Venture Agreement, the Companies agreed to amend the following main terms of the Stone Transaction disclosed to the market on August 11, 2018:

(a)       Increase of the Share Redemption Amount. The compensation offered by STNE to the shareholders of Linx was increased, so that, if the Stone Transaction is approved, the shareholders of Linx will receive, after the merger of Linx’s shares and the redemption of class A and B preferred shares of STNE, for each common share issued by Linx (i) a portion in cash equal to R$ 31,56, updated pro rata die based on the Interbank Deposit Certificate (CDI) variation as from the sixth (6th) month counted as of August 11, 2020, and (ii) 0,0126774 class A shares of StoneCo traded on NASDAQ. Based on the closing prices as of August 31, 2020, this exchange ratio corresponds to a price per Linx share of R$ 35.10, and

(b)       Reduction of the Break-Up Fee. The amount of the compensatory fine stipulated bi-laterally for the events provided in the August 11, 2020 Joint Venture Agreement, was reduced to R$ 453,750,000.00 (“Adjusted Fee”). Moreover, the compensatory fine due in case the Stone Transaction is not approved by the shareholders of Linx in the General Meeting yet to be called was decreased to R$ 112,500,000.00. The remaining terms of the break-up fee remained unaltered.

4.        The new terms of the Stone Transaction represent an improvement to the terms originally negotiated between the Companies.

New Terms of the Non-Compete and Non-Solicit Agreements and of the Proposal of Services Agreement with Linx’s Founders

5.        In parallel to the discussions between Linx’s independent directors and STNE regarding the terms and conditions of the Stone Transaction, and in order to address the suggestions presented by some of Linx’s shareholders, STNE and Linx’s founders also renegotiated the terms of the non-compete and non-solicit agreements involving the Company’s founders, as well as the proposal of services agreement involving the Company’s CEO, initially agreed upon on August 11, 2020, by means of the execution of amendment instruments, distinguishing the non-compete and non-solicit agreements from the Joint Venture Agreement.

6.       Pursuant to agreements disclosed on this date, the scope of the non-compete and non-solicit agreements was renegotiated and, therefore, the indemnification amounts related to the non-compete obligation were readjusted. In addition, the scope, structure, amount, and term of the agreement regulating the future relationship of STNE with the Company’s CEO were altered.

Negotiations related to the Totvs Proposal

7.       Concerning the public proposal presented by Totvs S.A. to Linx on August 14, 2020 (“Totvs Proposal”), valid for 30 days, the independent members of the Board of Directors informed the Company of the following:

(a)       The representatives of the Company and of Totvs have been attending meetings and holding discussions envisaging a detailed breakdown of the terms of the Totvs Proposal;

(b)       On this date, the points still under discussion, include, among others: (i) the presentation by Totvs of the proposed drafts for the implementation of the underlying transaction related to the Totvs Proposal; and (ii) the definition of the schedule and business conditions for the implementation of the proposed deal, including the necessary corporate and regulatory approvals (among others, those of the CADE – Conselho Administrativo de Defesa Econômica and of the SEC – Securities and Exchange Comission), and the consequences of not obtaining such approvals.

8.       In light of these facts, the independent members of Linx’s Board of Directors understand that material elements are still lacking in order to have a better understanding of all benefits and risks of the Totvs Proposal and, based on that, present their recommendation to the shareholders to that effect.

9.       The independent members of the Board of Directors, jointly with their financial advisors and legal counsels, will continue to interact with Totvs for a better understanding and analysis of the benefits and risks of the transaction and the development of the Totvs Proposal.

Access to Documents and Information

10.       The Amendment to the Joint Venture Agreement and the amendments to the other agreements of the Stone Transaction are available to the Company’s shareholders, as of the date hereof, at the investors relationship’s website of the Company (www.ri.linx.com.br), as well as the websites of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of B3 (www.b3.com.br).

11.       Additional information disclosures to the market will be made in due course under the terms of the applicable regulation, including those required by CVM Normative Ruling No. 565, of June 15, 2015.

São Paulo, September 1st, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer